Exhibit 21.1

Subsidiaries of the Registrant1

Name of Company	Jurisdiction of Organization
Akers Acquisition Corp., Inc.	New Jersey

Bout Time Marketing Corporation	New Jersey

Cystron Biotech LLC	Delaware

XYZ Merger Sub Inc.	Florida

1 This information is as of February 26, 2021.